The Fund held its joint annual meetings of shareholders on December 19,
2011.
Common/Preferred shareholders voted as indicated below:
								Withheld
						Affirmative 	Authority
New York Municipal III
Election of Deborah A. DeCotis
Class III to serve until 2014 			 4,521,374	200,748
Election of Bradford K. Gallagher
Class II to serve until 2013 			 4,503,758 	218,364
Re-election of John C. Maney+
Class III to serve until 2014 			 4,525,528 	196,594

The other members of the Board of Trustees at the time of the meeting, namely, Messrs, Paul Belica, Hans W. Kertess, James A. Jacobson++, William
B. Ogden, IV and Alan Rappaport++, continued to serve as Trustees of the Funds.
++ Preferred Shares Trustee
+ Interested Trustee